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                                                              OMB APPROVAL
                           UNITED STATES               -------------------------
                SECURITIES AND EXCHANGE COMMISSION     OMB Number:     3235-0058
                       Washington, DC 20549            Expires:   April 30, 2009
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                            FORM 12b-25                hours per response...2.50
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                    NOTIFICATION OF LATE FILING              SEC FILE NUMBER
                                                                0-19724
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                                                              CUSIP NUMBER
(Check One):  [_]Form 10-K [_]Form 20-F [_]Form 11-K           743697 10 4
              [X]Form 10-Q [_]Form 10-D[_]Form N-SAR
              [_]Form N-CSR
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     For Period Ended: July 30, 2006
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
     For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Semtech Corporation
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Full Name of Registrant


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Former Name if Applicable


200 Flynn Road
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Address of Principal Executive Office (Street and Number)


Camarillo, California  93012-2111
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


          |    (a)  The reasons described in reasonable detail in Part III of
          |         this form could not be eliminated without unreasonable
          |         effort or expense;
          |    (b)  The subject annual report, semi-annual report, transition
          |         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
          |         Form N-CSR, or portion thereof, will be filed on or before
    [_]   |         the fifteenth calendar day following the prescribed due
          |         date; or the subject quarterly report or transition report
          |         on Form 10-Q or subject distribution report on Form 10-D, or
          |         portion thereof, will be filed on or before the fifth
          |         calendar day following the prescribed due date; and
          |    (c)  The accountant's statement or other exhibit required by Rule
          |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, the Company has been engaged in an internal review of its stock option practices in light of an informal SEC inquiry. On June 9, 2006, the Audit Committee, with the assistance of independent counsel and forensic accountants, commenced an internal investigation of the Company's stock option practices and associated accounting.

On June 15, 2006 the Company received a Staff Determination letter from the Nasdaq Stock Market indicating that the Company's securities are subject to delisting from The Nasdaq National Market because the Company has not yet filed its Form 10-Q for the fiscal quarter ended April 30, 2006 ("First Quarter Form 10-Q") and is therefore not in compliance with the continued listing standard in Nasdaq Marketplace Rule 4310(c)(14).

On July 12, 2006, the Board of Directors appointed a Special Committee to continue the Audit Committee investigation. The Special Committee is comprised of members who had not served the Company or the Board in any capacity prior to December 2002. The Special Committee has not completed its work or reached final conclusions and is continuing its investigation.

On July 20, 2006, the Company announced that it expects to restate its financial statements for fiscal years 2002 through 2006 ("Restated Historical Financials"). The restatement will also affect financial statements for earlier fiscal years and adjustments for those earlier years will be reflected as part of the opening balances in the financial statements for the restatement period.

On August 29, 2006 a Nasdaq Listing Qualifications Panel ("Panel") granted the Company's request for additional time to regain compliance and set November 10, 2006 as the date by which the Company must file all required restatements and the First Quarter Form 10-Q.

Also on August 29, 2006 the Company announced that because of the pending restatement, it will be unable to timely file its Form 10-Q for the fiscal quarter ended July 30, 2006 ("Second Quarter Form 10-Q"). This will cause another instance of noncompliance with the continued listing standard in Nasdaq Marketplace Rule 4310(c)(14). The delayed filing of the Second Quarter Form 10-Q had been previously contemplated by the Company and was therefore incorporated into the plan of compliance presented by the Company to the Panel at the hearing in August 2006. The Company expects to file the

Second Quarter Form 10-Q by the November 10, 2006 deadline established by Nasdaq with respect to the Restated Historical Financials and the First Quarter Form 10-Q.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              David G. Franz, Jr.                  (805)           498-2111
     ----------------------------------------  -------------  ------------------
                      (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X| No

     The Company filed a Form 12b-25 on June 9, 2006, with respect to the First Quarter Form 10-Q. The Company expects to file the Restated Historical Financials and the First Quarter Form 10-Q by November 10, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       As previously announced by the Company in the Form 8-K filed on August 29, 2006 and the press released attached as an exhibit thereto (together, the "August 29 Form 8-K"), net sales for the second quarter of fiscal year 2007 were $64.9 million, up 12 percent from $58.0 million in the second quarter of fiscal year 2006 and down 1 percent sequentially when compared to the first quarter of fiscal year 2007. New orders for the second quarter of fiscal year 2007 exceeded shipments, resulting in a positive book-to-bill ratio for the quarter. The Company had $307.4 million of cash, cash equivalents and marketable securities as of July 30, 2006, which was up $23.3 million from the balance on April 30, 2006.

       Because of the pending restatement of the Company's historical financial statements, additional results for the second fiscal quarter will not be available until the Restated Historical Financials have been filed and all financial numbers presented here and in the August 29 Form 8-K should be considered estimates. For additional information regarding the pending restatement, see the Company's Report on Form 8-K filed on July 20, 2006.

       This Form 12b-25 contains forward-looking statements, including statements regarding financial results for the second quarter and the Company's expectations with respect to filing the Restated Historical Financials, the First Quarter Form 10-Q and the Second Quarter Form 10-Q. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements should be considered in conjunction with the cautionary statements contained in the "Risk Factors" section and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2006, in the Company's other filings with the SEC, and in material incorporated therein by reference. Forward-looking statements should not be regarded as representations by the Company that its objectives or plans will be achieved or that any of its operating expectations or financial forecasts will be realized. The Company assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, there are a number of risks associated with matters relating to the Company's historical stock option practices. The Company cannot predict when either the internal investigation or restatement will be completed and there may be negative tax or other implications for the Company resulting from the accounting adjustments. The Company cannot predict the outcome of the SEC inquiry, the internal investigation, or any other lawsuit or other proceeding related to the Company's stock option practices. There can be no assurance that the Company will maintain its Nasdaq listing. The Company could also be subjected to other lawsuits and could become the subject of other regulatory investigations in addition to those now underway. Dealing with matters related to historical stock option practices could divert management's attention from operations and expenses arising from management's review, the Special Committee's investigation, the restatement, related litigation and other associated activities are expected to continue to be significant. Current and former employees, officers and directors have sought, and will likely continue to seek, indemnification or advancement or reimbursement of expenses from the Company, including attorneys' fees, with respect to current or future proceedings related to stock option practices. These events could adversely affect the Company's business and the price of its common stock.




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                               Semtech Corporation

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     September 8, 2006             By:   /s/ David G. Franz, Jr.
     -----------------------------       ---------------------------------------
                                         Name:  David G. Franz, Jr.
                                         Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (see 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).